CORRESPONDENCE

STATE AUTO FINANCIAL CORPORATION
518 East Broad Street
Columbus, Ohio 43215-3976

November 10, 2021

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:    Sonia Bednarowski

Re:    State Auto Financial Corporation
Registration Statement on Form S-3
Filed November 4, 2021
File No. 333-260764
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, State Auto Financial Corporation (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on Tuesday, November 16, 2021, or as soon thereafter as is practicable.
Please notify Joseph Boeckman with BakerHostetler at jboeckman@bakerlaw.com when this request for acceleration has been granted.

Sincerely,

/s/ Michael E. LaRocco
President and Chief Executive Officer
cc: Joseph P. Boeckman (BakerHostetler)